UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 20 August, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 20 August 2024: Audited Financial Results for the year ended 30 June 2024

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company or the Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Debt issuer)

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2024

Earnings performance

Sasol's financial results for the year ended 30 June 2024 were negatively impacted by challenging market conditions, with continued pressure from constrained margins and depressed chemicals prices resulting in turnover of R275,1 billion being 5% lower than the prior year. However, these factors were partially offset by the stronger rand oil price, improved refining margins, reduced total costs and higher sales volumes. Additionally, Sasol's stronger operational performance in the fourth quarter contributed to an overall stronger performance in the second half of the year.

A loss before interest and tax (LBIT) of R27,3 billion was incurred compared to earnings before interest and tax (EBIT) of R21,5 billion in the prior year. This decline was mainly due to increased asset impairments, lower earnings before interest, tax, depreciation and amortisation, translation losses and reduced derivative gains.

An impairment loss of R56,7 billion net of tax (R74,9 billion gross) was recorded, mainly relating to the following impairments:

- Chemicals America Ethane value chain (Alcohols, Alumina, Ethylene Oxide, Ethylene Glycol and associated shared assets) cash generating unit (CGU) of R45,5 billion net of tax (R58,9 billion gross). The impairments are primarily driven by external conditions, including prolonged softer market pricing and outlook;
- A total of R3,9 billion net of tax (R5,3 billion gross) relating to the Chemicals Africa Polyethylene, Chlor-Alkali & Polyvinyl Chloride, and South African Wax value chain CGUs, of which R0,9 billion net of tax (R1,2 billion gross) was impaired at 31 December 2023. The further impairment at 30 June 2024 relates to the Polyethylene CGU as a result of oversupply and reduced demand in the global market. The South African Wax value chain CGU remains fully impaired; and
- Secunda liquid fuels refinery CGU of R5,7 billion net of tax (R7,8 billion gross), which remains fully impaired at 30 June 2024.

The prior year included impairments of R33,7 billion (gross) mainly due to the Secunda liquid fuels refinery CGU (R35,3 billion), South African Wax value chain CGU (R0,9 billion), China Essential Care Chemicals CGU (R0,9 billion), offset by a reversal of the US Tetramerisation CGU impairment (R3,6 billion).

Key metrics	2024	2023	Change %
(LBIT)/EBIT (R million)	**(27 305)**	21 520	> (100)%
Headline earnings (R million)	**11 513**	33 777	(66)%
Basic (loss)/earnings per share (Rand)	**(69,94)**	14,00	> (100)%
Headline earnings per share (Rand)	**18,19**	53,75	(66)%
Interim dividend (Rand per share)	**2,00**	7,00	(71)%
Final dividend (Rand per share)	**-**	10,00	> (100)%

Net asset value	2024	2023	Change %
Total assets (R million)	364 980	433 838	(16)%
Total liabilities (R million)	217 553	232 314	6%
Total equity (R million)	**147 427**	**201 524**	**(27)%**

Turnover			EBIT/(LBIT)[1]	
2024	2023		2024	2023
R million	R million		R million	R million
		Energy business		
28 876	27 666	Mining	**3 210**	2 580
12 158	11 988	Gas	**6 703**	6 432
118 864	118 708	Fuels	**18 947**	(7 128)
		Chemicals business		
66 883	70 586	Africa	**6 290**	17 669
41 805	44 942	America	**(61 209)**	(543)
42 201	48 194	Eurasia	**(2 388)**	(1 188)
-	-	**Corporate Centre**	**1 142**	3 698
310 787	322 084	**Group performance**	**(27 305)**	21 520
(35 676)	(32 388)	Intersegmental turnover		
275 111	289 696	**External turnover**		

1 Loss before interest and tax

Dividend

The Company's dividend policy was based on 2,5x to 2,8x Core headline earnings per share (CHEPS). The disconnect between headline earnings and cashflow generation, as well as elevated leverage levels, has necessitated a revision to the company's dividend policy.

The Sasol Limited board of directors (the Board) approved a change in the Company's dividend policy. The revised policy is based on 30% of free cash flow generated provided that net debt (excluding leases) is below USD4 billion on a sustained basis. Free cash flow is defined as before discretionary capital spend and dividends paid.

The actual net debt for 2024 of USD4,1 billion exceeds the net debt trigger in the new dividend policy and results in no final dividend being declared for 2024, resulting in a full year dividend of R2 per share.

Short-form statement

This announcement is the responsibility of the Board and is only a summary of the information in Sasol Limited's Annual Financial Statements for the year ended 30 June 2024 (the Annual Financial Statements). The Annual Financial Statements have been audited by Sasol's external auditors, KPMG, who expressed an unmodified opinion thereon. Financial figures in this announcement have been correctly extracted from the audited Annual Financial Statements. This announcement does not include the information required pursuant to paragraph 16A(j) of IAS 34 'Interim Financial Reporting'. The information in this announcement has not been audited and reported on by Sasol Limited's external auditors.

Any investment decision should also take into consideration the information contained in the Annual Financial Statements, published on SENS on 20 August 2024, via the JSE link. The Annual Financial Statements, including KPMG's unmodified opinion, are available through a secure electronic manner at the election of the person requesting inspection, and have been published and can be found on the company's website, https://www.sasol.com/investor-centre/financial-results, and can also be viewed on the JSE link, https://senspdf.jse.co.za/documents/2024/JSE/ISSE/SOL/FY24Result.pdf

Important information

Sasol will present its 2024 financial results on Tuesday, 20 August 2024 at 09h00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Hanré Rossouw, to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol20082024 or via teleconference call link: https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=2106525&linkSecurityString=8ab1fbf22

A recording of the presentation will be available on the website thereafter at https://www.sasol.com/investor-centre/financial-results.

20 August 2024

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Rand Merchant Bank (a division of FirstRand Bank Limited)

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and

coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 1 September 2023 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references Brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ending 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 August 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary